Exhibit 2

Transactions in the Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Praetorian Capital Fund LLC

Sale of Common Stock	(728)	11.6194	02/19/2025
Sale of Common Stock	(2,900)	10.6398	02/21/2025
Sale of Common Stock	(654)	9.3053	02/26/2025
Sale of Common Stock	(16,785)	9.2126	02/27/2025
Sale of Common Stock	(3,611)	9.5450	02/28/2025
Sale of Common Stock	(7,318)	9.0444	03/03/2025

Mongolia (Barbados) Corp.

Sale of Common Stock	(500)	10.3065	02/21/2025
Sale of Common Stock	(500)	9.2625	02/26/2025
Sale of Common Stock	(3,000)	8.9002	03/03/2025